Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8610
email address
bross@graubard.com

October __, 2014

VIA FEDERAL EXPRESS AND EDGAR

Anne Nguyen Parker

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mojo Organics, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed September 24, 2014

File No. 333-196488

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2013

Filed September 24, 2014

File No. 333-148190

Dear Ms. Parker:

On behalf of Mojo Organics, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated October 10, 2014, relating to the above-captioned Amendment No. 2 to Registration Statement on Form S-1 (“Registration Statement”) and Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2013 (“Form 10-K”). Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement or Amendment No. 3 to the Form 10-K, as applicable, copies of which has been marked with the changes from the prior amendment thereof. We are also delivering three (3) courtesy copies of such marked Amendment No. 3 to the Registration Statement and Amendment No. 3 to the Form 10-K to Caroline Kim.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

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Securities and Exchange Commission

October __, 2014

Form S-1 filed September 24, 2014

General

1.	Please revise your registration statement as necessary to conform with all material revisions that are made to corresponding disclosures in your Form 10-K.

We have updated the registration statement to conform to corresponding disclosures in Form 10-K.

2.	Update your financial statements to include the information for your most recent quarter. See Rule 3-12 of Regulation S-X.

We have updated the financial statements and related information as required.

Form 10-K for the Fiscal Year ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8

Results of Operations, page 9

3.	We have read the revisions you made in response to prior comment 7, pertaining to products sold under your license agreement. We also note that all of your revenues for 2013 and 2014 have been earned pursuant to this agreement but that you have failed to meet minimum sales volumes for the year ended December 31, 2013 and the six months ended June 30, 2014. Expand your disclosure to quantify, by percentage or otherwise, the amount by which you did not meet your sales volumes for each of those periods, explain why that has occurred and address the impact on your operations and financial condition should Chiquita grant you no further extensions.

After a telephone conversation with the SEC on October 15, 2014, we have revised this disclosure to note the shortfall by percentage of the required minimum unit sales. We have also expanded on the possible effects of a termination of the license agreement.

Form 10-Q for the Fiscal Quarter ended September 30, 2014

General

4.	We note that you filed your interim report just two days subsequent to the end of the period covered by your financial statements. Tell us whether your auditors had completed a review of these statements prior to filing your report, consistent with the guidance in Rule 8-03 of Regulation S-X.

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Securities and Exchange Commission

October __, 2014

Since we anticipated minimal equity, sales and inventory transactions during the last couple weeks prior to the period ended September 30, 2014, we communicated to our independent registered accounting firm our intention to file soon after the period end. As a result, the accounting firm engaged in their review process during the month of September 2014. Accordingly, the Company’s auditors completed their review of our interim unaudited statements filed in Form 10-Q for the fiscal quarter ended September 30, 2014 prior to filing of the same as required.

* * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

Brian L. Ross

cc: Mr. Glenn Simpson

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